As filed with the Securities and Exchange Commission on March 12, 2013

Registration No. 333- 185937

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3

to

FORM F-80

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIRST QUANTUM MINERALS LTD.

(Exact Name of Registrant as specified in its charter)

British Columbia, Canada	1000	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	I.R.S. Employer Identification Number (if applicable)

543 Granville Street, 8th Floor, Vancouver, British Columbia, Canada V6C 1X8, 604-688-6577

(Address and telephone number of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, DE 19711

302-738-6680

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copy to:

P.J. Himelfarb, Esq.	Daniel Batista, Esq.
Weil, Gotshal & Manages LLP	Fasken Martineau DuMoulin LLP
200 Crescent Court, Suite 300	333 Bay Street, Suite 2400
Dallas, TX 75201	Toronto, ON M5H 2T6
(214) 746-7700	(416) 868-3423

Approximate date of commencement or proposed sale of the securities to the public:

As soon as practicable after this Registration Statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

Explanatory Note

The Registrant hereby amends the Registration Statement on Form F-80 filed with the U.S. Securities and Exchange Commission on January 9, 2013 (the “Registration Statement”), as amended on February 8, 2013 and February 27, 2013, to include the Notice of Variation and Extension and related Letter of Transmittal, dated March 11, 2013, which the Registrant filed in its home jurisdiction as a supplement to the Offer to Purchase and Circular, dated January 9, 2013, including the original Letter of Transmittal and Notice of Guaranteed Delivery, which were previously filed with the Registration Statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

ITEM 1.	HOME JURISDICTION DOCUMENTS

Offer to Purchase and Circular dated as of January 9, 2013, including the original Letter of Transmittal and Notice of Guaranteed Delivery. (1)

Notice of Variation and Extension dated as of February 8, 2013. (2)

Notice of Variation and Extension dated as of February 27, 2013. (3)

Notice of Variation and Extension dated as of March 11, 2013 including the Letter of Transmittal.

ITEM 2.	INFORMATIONAL LEGENDS

See “Notice to Shareholders in the United States” in the Offer to Purchase and Circular dated as of January 9, 2013. (1)

See “Notice to Shareholders in the United States” in the Notice of Variation and Extension dated as of February 8, 2013. (2)

See “Notice to Shareholders in the United States” in the Notice of Variation and Extension dated as of February 27, 2013. (3)

See “Notice to Shareholders in the United States” in the Notice of Variation and Extension dated as of March 11, 2013.

ITEM 3.	INCORPORATION OF CERTAIN INFORMATION BY REFERENCES

See “Documents Incorporated by Reference” in the Offer to Purchase and Circular dated as of January 9, 2013. (1) As required by this Item, the Offer to Purchase and Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of First Quantum Minerals Ltd. at 8th Floor, 543 Granville Street, Vancouver, British Columbia, Canada, V6C 1X8 (telephone: (604) 688-6577).

ITEM 4.	LIST OF DOCUMENTS FILED WITH THE COMMISSION

See “Documents Filed With the SEC as Part of the Registration Statement” in the Offer to Purchase and Circular dated as of January 9, 2013. (1)

(1)	Previously filed with the Registrant’s Form F-80 (Commission File No. 333- 185937) filed with the U.S. Securities and Exchange Commission on January 9, 2013.
(2)	Previously filed with the Registrant’s Amendment Number 1 to Form F-80 (Commission File No. 333- 185937) filed with the U.S. Securities and Exchange Commission on February 8, 2013.
(3)	Previously filed with the Registrant’s Amendment Number 2 to Form F-80 (Commission File No. 333- 185937) filed with the U.S. Securities and Exchange Commission on February 27, 2013.

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about, or passed upon the fairness or merits of, the offer contained in this document, the securities offered pursuant to such offer or the adequacy of the information contained in this document and it is an offence to claim otherwise.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The offer is not being made or directed to, nor will deposits of shares be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the offer to shareholders in any such jurisdiction.

March 11, 2013

NOTICE OF VARIATION AND EXTENSION

of FQM (Akubra) Inc.’s offer to purchase

all of the outstanding common shares (together with associated rights issued under the shareholder rights plan)

of

INMET MINING CORPORATION

for consideration per common share of Inmet Mining Corporation (“Inmet”) of, at the election of each holder, $72.00 in cash (the “Cash Alternative”)

or

3.2967 common shares of First Quantum (the “Share Alternative”)

or

$36.00 and 1.6484 common shares of First Quantum (the “Cash and Share Alternative”) subject, in each case, to proration as set out in the Original Offer

FQM (Akubra) Inc., a direct wholly-owned subsidiary of First Quantum Minerals Ltd. (“First Quantum”), and First Quantum (together, the “Offeror”) hereby gives notice that it has varied its offer dated January 9, 2013, as previously varied by notices of variation and extension dated February 8, 2013 and February 27, 2013 (together, the “Original Offer”) to purchase, on and subject to the terms and conditions of the Original Offer, all of the outstanding common shares of Inmet, including any common shares of Inmet that may become issued and outstanding after the date of the Offer but before the Expiry Time (as defined herein) upon the exercise, conversion or exchange of any Convertible Securities, together with the SRP Rights issued under the Inmet Shareholder Rights Plan (collectively, the “Inmet Shares”), in order to, among other things: (a) extend the Original Offer to 11:59 p.m. (Eastern Daylight Time) on March 21, 2013, (b) provide additional disclosure with respect to certain matters, and (c) amend the conditions of the Original Offer. The Original Offer, as varied hereby, is referred to herein as the “Offer”.

THE ORIGINAL OFFER HAS BEEN AMENDED AND EXTENDED, AND IS NOW OPEN FOR ACCEPTANCE UNTIL 11:59 P.M. (EASTERN DAYLIGHT TIME) ON MARCH 21, 2013 (THE “EXPIRY TIME”), UNLESS FURTHER EXTENDED OR WITHDRAWN.

This Notice of Variation and Extension should be read in conjunction with the Original Offer and the circular that accompanied the offer dated January 9, 2013 (the “Original Circular”, and, together with the Original Offer, the “Original Offer and Circular”). The Original Offer and Circular and this Notice of Variation and Extension together constitute the “Offer and Circular”. Except as otherwise set forth herein, the terms and conditions previously set forth in the Original Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects. All references to the “Offer” in the Original Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Variation and Extension mean the Original Offer as amended hereby, and all references in such documents to the “Circular” or the “Offer and Circular” mean the Original Offer and Circular as amended hereby. Unless the context requires otherwise, capitalized terms used herein but not defined herein that are defined in the Original Offer and Circular have the respective meanings given to them in the Original Offer and Circular.

The Information Agent for the Offer is:

If you have any questions or need any assistance in depositing your Inmet Shares, please call Georgeson at: Toll Free (North America): 1-866-656-4120 Outside North America Call Collect: 1-781-575-2421 Email: askus@georgeson.com

Shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal (printed on blue or green paper) or a manually signed facsimile thereof, and deposit it, at or prior to the Expiry Time, together with the certificate(s) representing their Inmet Shares and all other required documents, at the Toronto office of the Depositary in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may (i) accept the Offer by following the procedures for book-entry transfer of Inmet Shares set out in Section 3 of the Original Offer, “Manner for Acceptance – Acceptance by Book-Entry Transfer”, or (ii) follow the procedure for guaranteed delivery set forth in Section 3 of the Original Offer, “Manner for Acceptance – Procedure for Guaranteed Delivery” by using the Notice of Guaranteed Delivery (printed on yellow paper) or a manually signed facsimile thereof. A SHAREHOLDER WHO HAS PREVIOUSLY DEPOSITED A LETTER OF TRANSMITTAL DOES NOT NEED TO DELIVER A NEW ONE UNLESS IT WISHES TO MAKE A TAX ELECTION AS DESCRIBED BELOW.

Shareholders who have previously deposited a Letter of Transmittal (printed on blue paper) who qualify as an Eligible Holder (defined below) and who wish to make a Tax Election, must properly complete and execute the enclosed Letter of Transmittal (printed on green paper) including Block G or a manually signed facsimile thereof, and deposit it, at or prior to the Expiry Time, together with the certificate(s) representing their Inmet Shares (unless such certificate(s) have already been deposited with the Depositary) and all other required documents, at the Toronto office of the Depositary in accordance with the instructions in the green Letter of Transmittal. For greater certainty, if the Letter of Transmittal (printed on green paper) is not properly completed or has not been deposited with the Depositary in accordance with the instructions in the Letter of Transmittal, an Eligible Holder may be deemed, in the sole discretion of the Offeror, to be ineligible to make a Tax Election. Upon a Shareholder depositing a properly completed green Letter of Transmittal with the Depositary in accordance with the instructions in such Letter of Transmittal, any prior Letter of Transmittal submitted by such Shareholder will be disregarded.

Shareholders may continue to use the original Letter of Transmittal (printed on blue paper) or the Notice of Guaranteed Delivery (printed on yellow paper) to accept the Offer if they will not be making a Tax Election, in which case the original Letter of Transmittal or the Notice of Guaranteed Delivery, as the case may be, shall be deemed to be amended to reflect the terms and conditions of the Original Offer, as amended by this Notice of Variation and Extension.

Shareholders whose Inmet Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that intermediary for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Inmet Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

All payments under the Offer will be made in Canadian dollars. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Inmet Shares directly with the Depositary.

Questions and requests for assistance may be directed to the Depositary or the Information Agent, whose contact details are provided on the back cover of this document. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary or the Information Agent and are accessible on the Canadian Securities Administrators’ website at www.sedar.com. This website address is provided for informational purposes only and no information contained on, or accessible from, such website is incorporated by reference herein unless expressly incorporated by reference.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, First Quantum, the Information Agent or the Depositary.

- ii -

This document does not constitute an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Inmet Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

This document contains no offer to the public within the meaning of section 102B of the United Kingdom Financial Services and Markets Act 2000, as amended (“FSMA”) or otherwise. This document is not a prospectus for the purposes of section 85(1) of the FSMA. Accordingly, this document has not been nor will it be approved as a prospectus by the United Kingdom Financial Services Authority (the “FSA”) under section 87A of the FSMA and it has not been filed with the FSA pursuant to the United Kingdom Prospectus Rules nor has it been approved by a person authorized under the FSMA or by the LSE.

- iii -

NOTICE TO INMET SHAREHOLDERS IN THE UNITED STATES

The Offer is being made for the securities of a Canadian foreign private issuer that does not have securities registered under Section 12 of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, the Offer is not subject to Section 14(d) of the U.S. Exchange Act, or Regulation 14D promulgated thereunder. The Offer is being conducted in accordance with Section 14(e) of the U.S. Exchange Act and Regulation 14E promulgated thereunder as applicable to a tender offer (i) in which less than 40 percent of the class of securities outstanding that is subject to the tender offer is held by U.S. holders and (ii) that is conducted under applicable U.S. – Canadian multijurisdictional disclosure system and cross-border tender offer rules that permit the Offeror, a Canadian foreign private issuer, to prepare the Offer and Circular in accordance with the disclosure requirements of Canadian provincial and federal law. The Offer is made in the United States with respect to securities of a “foreign private issuer”, as such term is defined in Rule 3b-4 promulgated under the U.S. Exchange Act, in accordance with Canadian provincial and federal corporate and takeover offer rules.

First Quantum has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-80 and other documents and information, and expects to mail this Notice of Variation and Extension to Shareholders concerning the Offer and the proposed combination or acquisition of Inmet. Pursuant to Section V(D) of the Form F-80 instructions, the Offeror is exempt from filing a Tender Offer Statement on Schedule TO. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND OFFER AND CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and Shareholders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov.

The Offer is being made for the securities of a Canadian issuer and by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their Inmet Shares and the acquisition of First Quantum Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Shareholders are encouraged to consult their tax advisors. See Section 19 of the Original Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 20 of the Original Circular, “Certain U.S. Federal Income Tax Considerations”.

The enforcement by Shareholders of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that First Quantum is incorporated under the laws of the Province of British Columbia, that Inmet is incorporated under the laws of Canada, and that some or all of their respective officers and directors may be residents of jurisdictions outside the United States, that some or all of the experts named herein may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of First Quantum and Inmet and said persons may be located outside the United States.

THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- iv -

The Offer does not constitute an offer to sell or a solicitation of an offer to buy any securities in any state in the United States in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor is this document being mailed to, nor will deposits of Inmet Shares be accepted from or on behalf of, Shareholders in any state in the United States in which the making or acceptance of the Offer would not be in compliance with the laws of such state. The Offeror may, in its sole discretion, take such action as it may deem desirable to extend the Offer to Shareholders in any such state. Notwithstanding the foregoing, the Offeror may elect not to complete such action in any given instance. Accordingly, the Offeror cannot at this time assure holders of Inmet Shares that otherwise valid tenders can or will be accepted from holders resident in all states in the United States.

Shareholders should be aware that, during the period of the Offer, the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of First Quantum Shares or Inmet Shares, or certain related securities, as permitted by applicable laws or regulations of the United States, Canada or its provinces or territories.

The Offer and Circular and certain of the information incorporated by reference into the Offer and Circular have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserves”, “probable reserves”, “proven reserves”, “inferred resources”, “indicated resources”, “measured resources” and “mineral resources” used or incorporated by reference in the Offer and Circular are, unless otherwise stated, Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves (“CIM”). CIM standards differ significantly from standards in the United States. While the terms “mineral resource”, “measured resources”, “indicated resources”, and “inferred resources” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information regarding mineralization and resources contained or incorporated by reference in the Offer and Circular may not be comparable to similar information made public by United States companies.

NOTICE TO HOLDERS OF CONVERTIBLE SECURITIES

The Offer is made only for the Inmet Shares and not for any Convertible Securities. Any holder of Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable Laws, convert, exchange or exercise such Convertible Securities in order to deposit the resulting Inmet Shares in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will be in a position to deposit such Inmet Shares at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under “Manner for Acceptance – Procedure for Guaranteed Delivery” in Section 3 of the Original Offer.

The tax consequences to holders of Convertible Securities of converting, exchanging or exercising such Convertible Securities are not described in either Section 19 of the Original Circular, “Certain Canadian Federal Income Tax Considerations”, or in Section 20 of the Original Circular, “Certain U.S. Federal Income Tax Considerations”. Holders of Convertible Securities should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision whether to convert, exchange or exercise such Convertible Securities.

- v -

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain information contained in the Original Circular under Section 7, “Reasons to Accept the Offer”, Section 8, “Purpose of the Offer and First Quantum’s Plans for Inmet”, Section 10, “Source of Funds” and Section 13, “Acquisition of Inmet Shares Not Deposited”, in addition to certain information contained elsewhere in the Offer and Circular, contain “forward-looking statements” and are prospective. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by assumptions and the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Offeror or First Quantum to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the expectations of the Offeror or First Quantum include, among other things: the inherent risks and uncertainties involved in mining or the exploration and development of mineral properties; possible variations in ore reserves, grade or recovery rates; fluctuations in metal prices (including copper prices); fluctuations in currency exchange rates; fluctuations in interest rates; the availability of labour, equipment and other infrastructure; changes in project parameters as plans continue to be refined; potential project cost delays and overruns or unanticipated costs and expenses; political instability whether globally or in the countries in which Inmet or First Quantum operate; changes in applicable Laws, including Laws related to mining development, foreign investment, environmental protection, labour and employment and the protection of the health and safety of workers; possible defects to title of properties; failure of plant, equipment or processes to operate as anticipated; uncertainties relating to timing of production and the cash and total costs of production; the possibility of accidents, labour strikes and work stoppages; general business and economic conditions globally; industry trends; the failure to meet certain conditions of the Offer and/or the failure to obtain the required approvals or clearances from government authorities on a timely basis or at all if the Offer is successful, the inability to successfully integrate Inmet’s operations and programs with those of First Quantum, including incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to the integration of Inmet; and disruptions in business operations due to reorganization activities. Such forward-looking statements should therefore be construed in light of such factors. These factors are not intended to represent a complete list of the general or specific factors that could affect the Offeror and First Quantum. Additional factors may be noted elsewhere in the Offer and Circular and in any documents incorporated by reference into the Offer and Circular. Readers are cautioned not to put undue reliance on forward-looking statements. The Offeror and First Quantum disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable Laws.

Neither the Offeror or First Quantum nor any of their respective directors or officers has verified the accuracy or completeness of information or statements contained herein which are made by or derived from third-party sources (including any projections or estimates made by third-party research analysts). Such third-party sources may have failed to identify events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements. The Offeror and First Quantum have no means of verifying the accuracy or completeness of such information or statements made by or derived from third-party sources or whether there has been any failure by such sources to identify events that may have occurred or may affect the significance or accuracy of any information or statements.

- vi -

CURRENCY AND EXCHANGE RATES

In the Offer and Circular, all references to (i) “$” or “dollars” refer to Canadian dollars, (ii) “US$” refer to U.S. dollars and (iii) “£” refer to Great British Pounds.

INFORMATION CONCERNING INMET

Except as otherwise indicated, the information concerning Inmet contained in the Offer and Circular has been taken from and is based solely upon Inmet’s public disclosure on file with the Securities Regulatory Authorities. Inmet has not reviewed this document and has not confirmed the accuracy and completeness of the information in respect of Inmet contained in this document. Although the Offeror and First Quantum have no knowledge that would indicate that any information or statements contained in this document concerning Inmet taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, neither the Offeror or First Quantum nor any of their respective directors or officers has verified, nor do they assume any responsibility for, the accuracy or completeness of such information or statements or for any failure by Inmet to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to the Offeror or First Quantum. The Offeror and First Quantum have no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Inmet’s publicly available documents or records or whether there has been any failure by Inmet to disclose events that may have occurred or may affect the significance or accuracy of any information. Except as otherwise indicated, information concerning Inmet is given based on information in Inmet’s public disclosure available as of March 11, 2013.

- vii -

NOTICE OF VARIATION AND EXTENSION

March 11, 2013

TO: THE HOLDERS OF COMMON SHARES OF INMET

This Notice of Variation and Extension amends and supplements the Original Offer and Circular, pursuant to which the Offeror is offering to purchase, on the terms and subject to the conditions contained therein, all of the issued and outstanding Inmet Shares.

Except as otherwise set forth in this Notice of Variation and Extension, the terms and conditions previously set forth in the Original Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects. This Notice of Variation and Extension should be read in conjunction with the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

All references to the “Offer” in the Original Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Variation and Extension mean the Original Offer as amended hereby and all references in such documents to the “Offer to Purchase” and/or “Circular” mean the Original Offer and Circular as amended hereby. Unless the context otherwise requires, capitalized terms used in this Notice of Variation and Extension but not defined herein that are defined in the Original Offer and Circular have the respective meanings given to them in the Original Offer and Circular.

1.    Extension of the Offer

By written notice to the Depositary on March 11, 2013 and the issuance of a press release promptly thereafter, the Offeror has extended the time for acceptance of the Original Offer from 11:59 p.m. (Eastern Daylight Time) on March 11, 2013 to 11:59 p.m. (Eastern Daylight Time) on March 21, 2013. Accordingly, the definition of “Expiry Date” in the Original Offer and Circular is amended and restated in its entirety to read as follows:

“Expiry Date” means March 21, 2013 or such later date as is set out in a notice of extension of the Offer issued at any time and from time to time extending the period during which Inmet Shares may be deposited to the Offer, provided that, if such day is not a business day, then the Expiry Date shall be the next business day;

In addition, all references to “11:59 p.m. (Eastern Daylight Time) on March 11, 2013” in the Original Offer and Circular are amended to refer to “11:59 p.m. (Eastern Daylight Time) on March 21, 2013”.

2.    Amendments to Definitions

The definitions set out below contained in the Original Offer and Circular are amended and restated in their entirety to be read as follows:

“Letter of Transmittal” means the letter of acceptance and transmittal in the form accompanying this Notice of Variation and Extension (printed on green paper); and

“Offeror” means, collectively, FQM Akubra, a direct wholly-owned subsidiary of First Quantum, and First Quantum.

The following definition is hereby added to the “Glossary” section of the Offer and Circular:

“Eligible Holder” means a beneficial owner of Inmet Shares who is (a) a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty or convention and who is not exempt from tax on income under the Tax Act, or (b) a non-resident of Canada for the purposes of the Tax Act and any applicable income tax treaty or convention, whose Inmet Shares constitute “taxable Canadian property” (as defined in the Tax Act) and are not “treaty protected property” (as defined in the Tax Act), or (c) a partnership if one or more members of the partnership are described in (a) or (b).

3.    Amendments to the Offer

Section 1 of the Original Offer is hereby amended to add the following to the end of such section:

A Shareholder who is an Eligible Holder and who elects the Cash and Share Alternative, elects (or is deemed to elect) the Share Alternative or elects the Cash Alternative but the prorating provisions of the Offer apply may, depending on the circumstances, obtain a full or partial tax-deferred “rollover” by making a joint election with First Quantum in prescribed form pursuant to subsection 85(1) or, where the Eligible Holder is a partnership, subsection 85(2) of the Tax Act (and the corresponding provisions of any applicable provincial legislation).

Shareholders who are Eligible Holders and who agree to make the necessary joint tax election(s) with First Quantum to obtain a full or partial tax-deferred disposition for Canadian federal income tax purposes must elect the Rollover Option in the Letter of Transmittal.

First Quantum will only take-up and pay for Deposited Inmet Shares of Eligible Holders who properly elect the Rollover Option in the Letter of Transmittal. FQM Akubra will take up and pay for the Deposited Inmet Shares of all other Shareholders.

4.    Amendments to Certain Canadian Federal Income Tax Considerations

Section 19 of the Original Circular is hereby amended to add the following to the end of such section:

Resident Holders – Exchange of Inmet Shares for First Quantum Shares only or a Combination of First Quantum Shares and Cash – Tax Election

The following applies to a Resident Holder who is an Eligible Holder. An Eligible Holder who receives First Quantum Shares only or a combination of cash and First Quantum Shares under the Offer and who elects the Rollover Option in the Letter of Transmittal may obtain a full or partial tax deferral in respect of the disposition of Inmet Shares as a consequence of filing with the CRA (and, where applicable, with a provincial tax authority) a joint election made by the Eligible Holder and First Quantum (the “Tax Election”) under subsection 85(1) of the Tax Act (or, in the case of a partnership, under subsection 85(2) of the Tax Act provided all members of the partnership jointly elect) and the corresponding provisions of any applicable provincial tax legislation.

So long as, at the time of the disposition, the adjusted cost base to an Eligible Holder of the holder’s Inmet Shares equals or exceeds the aggregate of the amount of any cash received as a result of such disposition by such holder and the Canadian dollar equivalent of the Remitted Amount, the Eligible Holder may select an Elected Amount so as to not realize a capital gain for the purposes of the Tax Act on the disposition. The “Elected Amount” means the amount selected by an Eligible Holder, subject to the limitations described below, in the Tax Election to be treated as the Eligible Holder’s proceeds of disposition of the Inmet Shares.

In general, where an election is made, the Elected Amount must comply with the following rules:

(a) the Elected Amount may not be less than the aggregate of the amount of cash received by the Eligible Holder as a result of the disposition and the Canadian dollar equivalent of the Remitted Amount;

(b) the Elected Amount may not be less than the lesser of the adjusted cost base to the Eligible Holder of the Inmet Shares disposed of, determined at the time of the disposition, and the fair market value of the Inmet Shares at that time; and

(c) the Elected Amount may not exceed the fair market value of the Inmet Shares at the time of the disposition.

An Elected Amount that does not comply with the foregoing limitations will be automatically adjusted pursuant to the provisions of the Tax Act.

Where an Eligible Holder and First Quantum make an election that complies with the rules above, the tax treatment to the Eligible Holder generally will be as follows:

(a) the Inmet Shares will be deemed to have been disposed of by the Eligible Holder for proceeds of disposition equal to the Elected Amount;

(b) if the Elected Amount is equal to the aggregate of the adjusted cost base to the Eligible Holder of the Inmet Shares, determined at the time of the disposition, and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Holder;

(c) subject to limitations set out in subsections 85(1) and (2) of the Tax Act, to the extent that the Elected Amount exceeds (or is less than) the aggregate of the adjusted cost base of the Inmet Shares to the Eligible Holder and any reasonable costs of disposition, the Eligible Holder will generally realize a capital gain (or capital loss); and

(d) the aggregate cost to the Eligible Holder of the First Quantum Shares acquired as a result of the disposition will be equal to the amount, if any, by which the Elected Amount exceeds the aggregate of the amount of cash received by the Eligible Holder as a result of the disposition and the Canadian dollar equivalent of the Remitted Amount, and such cost will be averaged with the adjusted cost base of all other First Quantum Shares held by the Eligible Holder immediately prior to the disposition for the purpose of determining thereafter the adjusted cost base of each First Quantum Share held by such Eligible Holder.

Consequently, notwithstanding the Tax Election, if the aggregate of the amount of cash received by an Eligible Holder as a result of the disposition and the Canadian dollar equivalent of the Remitted Amount exceeds the aggregate of the adjusted cost base of the Inmet Shares to the Eligible Holder determined at the time of the disposition and any reasonable costs of disposition, such Eligible Holder will realize a capital gain at least equal to the excess. See “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses” in Section 19 of the Original Offer.

First Quantum has agreed to make a Tax Election pursuant to subsection 85(1) or subsection 85(2) of the Tax Act (and any similar provision of any provincial tax legislation) with an Eligible Holder at the amount determined by such Eligible Holder, subject to the limitations set out in subsection 85(1) or subsection 85(2) of the Tax Act (or any applicable provincial tax legislation).

A Tax Election Package providing certain instructions on how to complete the Tax Election forms may be obtained from the Depositary by checking the appropriate box on the Letter of Transmittal and delivering the Letter of Transmittal to the Depositary at or before the Expiry Time in accordance with the procedures set out in Section 3 of the Offer, “Manner of Acceptance — Letter of Transmittal”.

To make a Tax Election, an Eligible Holder must provide the necessary information and completed forms in accordance with the procedures set out in the Tax Election Package within 60 days after the Expiry Time. The information will include the number of Inmet Shares transferred, the consideration received and the applicable Elected Amount for the purposes of such election. Subject to the information and completed forms complying with the provisions of the Tax Act (and any applicable provincial income tax law), a copy of the election forms provided will be signed by First Quantum and mailed to the CRA (and the applicable provincial tax authority) with a copy to the Eligible Holder within 90 days of receipt by First Quantum. Each Eligible Holder is solely responsible for ensuring the Tax Election is completed correctly and forwarded to First Quantum by the required deadline.

First Quantum will make a Tax Election only with an Eligible Holder, and at the amount selected by the Eligible Holder subject to the limitations set out in the Tax Act (and any applicable provincial tax legislation). First Quantum will not be responsible for the proper completion of any election form and the Eligible Holder will be solely responsible for the payment of any late filing penalty. First Quantum agrees only to execute any election form containing information provided by the Eligible Holder which complies with the provisions of the Tax Act (and any applicable provincial tax law) and to mail such election form to the CRA (and any applicable provincial tax authority) with a copy to the Eligible Holder within 90 days of receipt by First Quantum. At its sole discretion, First Quantum may accept and execute an election form that is not received within the 60 day period; however, no assurances can be given that First Quantum will do so. Accordingly, all Eligible Holders who wish to make a joint election with First Quantum should give their immediate attention to this matter. With the exception of execution and mailing of the properly completed election form by First Quantum, compliance with the requirements for a valid Tax Election will be the sole responsibility of the Eligible Holder making the election. Accordingly, neither First Quantum nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to provide information necessary for the election in accordance with the procedures set out in the Tax Election Package, to properly complete any election or to file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

For the CRA (and where applicable the provincial revenue authorities) to accept a Tax Election without a late filing penalty being paid by an Eligible Holder, the election form must be received by such revenue authorities on or before the day that is the earliest of the days on or before which either First Quantum or the Eligible Holder (or any partner thereof where the Eligible Holder is a partnership) is required to file an income tax return for the taxation year in which the disposition occurs. First Quantum’s 2013 taxation year is scheduled to end on December 31, 2013 and its tax return is required to be filed within six months from the end of the taxation year. Eligible Holders are urged to consult their own advisors as soon as possible respecting the deadlines applicable to their own particular circumstances. However, regardless of such deadlines, information and completed forms necessary for an Eligible Holder to make a Tax Election must be received by First Quantum in accordance with the procedures set out in the Tax Election Package no later than 60 days after the Expiry Time.

Any Eligible Holder who does not ensure that information and completed elect forms necessary to make an election have been received in accordance with the procedures set out in the Tax Election Package within 60 days after the Expiry Time will not be able to benefit from the tax deferral provisions in subsections 85(1) and 85(2) of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Accordingly, all Eligible Holders who wish to make a Tax Election with First Quantum should give their immediate attention to this matter.

The instructions for requesting a Tax Election Package are set out in the Letter of Transmittal. Eligible Holders are referred to Information Circular IC 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting the Tax Election. Eligible Holders wishing to make the Tax Election should consult their own tax advisors. The comments herein with respect to the Tax Election are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.

Non-Resident Holders — Exchange of Inmet Shares for First Quantum Shares only or a Combination of First Quantum Shares and Cash — Tax Election

In the event that Inmet Shares constitute taxable Canadian property and are not treaty-protected property to a particular Non-Resident Holder, and such Non-Resident Holder receives First Quantum Shares only or a combination of cash and First Quantum Shares, then the Non-Resident Holder will be an Eligible Holder and may require First Quantum to jointly execute for filing with the CRA a Tax Election for the purpose of allowing the Eligible Holder to achieve a full or partial income tax deferral for Canadian federal income tax purposes. First Quantum will be required to execute the form and mail it to the CRA (with a copy to the Eligible Holder) only if the Eligible Holder complies with the requirements set forth above under “Resident Holders — Exchange of Common Shares for First Quantum Shares only or a Combination of First Quantum Shares and Cash — Tax Election” on the same basis as if the Non-Resident Holder were a Resident Holder thereunder. If the Eligible Holder complies with those requirements, generally the exchange may occur on a fully or partially income tax-deferred basis as described above under “Resident Holders — Disposition of Common Shares Pursuant to the Offer — Exchange of Common Shares for First Quantum Shares only or a Combination of First Quantum Shares and Cash — Tax Election” on the same basis as if the Non-Resident Holder were a Resident Holder thereunder.

The First Quantum Shares that such Eligible Holders receive for the Inmet Shares will generally be deemed to be taxable Canadian property. Non-Resident Holders who are Eligible Holders should consult their own tax advisors in this regard.

5.    Revised Conditions of the Offer

The Offeror has varied Subsection (a) of Section 4 of the Original Offer entitled “Conditions of the Offer” to read as follows:

(a) there shall have been validly deposited under the Offer and not withdrawn, at or prior to the Expiry Time, such number of Inmet Shares as constitutes more than 50 percent of the outstanding Inmet Shares (on a fully diluted basis).

In addition, all references to “The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn, at or prior to the Expiry Time, such number of Inmet Shares that constitutes at least 66 2/3 percent of the outstanding Inmet Shares (on a fully diluted basis)” in the Original Offer and Circular are amended to state “The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn, at or prior to the Expiry Time, such number of Inmet Shares as constitutes more than 50 percent of the outstanding Inmet Shares (on a fully diluted basis)”.

6.    Time for Acceptance

The Offer is now open for acceptance until 11:59 p.m. (Eastern Daylight Time) on March 21, 2013 unless further extended or withdrawn. Shareholders who have validly deposited and not withdrawn their Inmet Shares need take no further action to accept the Offer, other than Shareholders who qualify as an Eligible Holder and who wish to make a Tax Election.

7.    Manner for Acceptance

Inmet Shares may be deposited to the Offer in accordance with the provisions of Section 3 of the Original Offer, “Manner for Acceptance”.

8.    Take-Up of and Payment for Deposited Inmet Shares

If all of the conditions of the Offer described in Section 4 of the Original Offer, “Conditions of the Offer”, as amended by this Notice of Variation and Extension, have been satisfied or, where permitted, waived by the Offeror (at its sole discretion) at or prior to the Expiry Time, the Offeror will take up and pay for Deposited Inmet Shares that have not been properly withdrawn from the Offer not later than 10 days after the Expiry Date. Any Inmet Shares taken up will be paid for as soon as possible, and in any event not later than the earlier of (i) three business days after they are taken up and (ii) ten days after the Expiry Time. Any Inmet Shares deposited under the Offer after the first date on which Inmet Shares have been taken up by the Offeror will be taken up and paid for by the Offeror not later than 10 days after such deposit. See Section 6 of the Original Offer, “Take Up of and Payment for Deposited Inmet Shares”.

9.    Withdrawal of Deposited Inmet Shares

Deposited Inmet Shares may be withdrawn by or on behalf of the depositing Shareholder at any time before the Inmet Shares have been taken up by the Offeror under the Offer and in the other circumstances described in Section 7 of the Original Offer, “Withdrawal of Deposited Inmet Shares”. Except as so indicated or as otherwise required by applicable Laws, deposits of Inmet Shares are irrevocable.

10.    Recent Developments

On March 5, 2013, First Quantum reported its operational and financial results for the three months and year ended December 31, 2012.

On March 8, 2013, First Quantum received ICA Approval, satisfying a condition of the Offer.

11.    Consequential Amendments to the Original Offer and Circular

The Original Offer and Circular is hereby amended to the extent necessary to reflect the amendments contemplated by, and the information contained in, this Notice of Variation and Extension.

12.    Statutory Rights

Securities legislation in the provinces and territories of Canada provides security holders of the offeree issuer with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

13.    Directors’ Approval

The contents of this Notice of Variation and Extension have been approved, and the sending thereof to the Shareholders has been authorized, by each of the First Quantum Board and the board of directors of the Offeror.

APPROVAL AND CERTIFICATE OF FIRST QUANTUM MINERALS LTD.

The foregoing, together with the Original Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated: March 11, 2013.

(Signed) PHILIP K.R. PASCALL Chairman and Chief Executive Officer	(Signed) HANNES MEYER Chief Financial Officer

On behalf of the Board of Directors

(Signed) MARTIN R. ROWLEY Director	(Signed) ANDREW ADAMS Director

APPROVAL AND CERTIFICATE OF FQM (AKUBRA) INC.

The foregoing, together with the Original Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated: March 11, 2013.

(Signed) PHILIP K.R. PASCALL Chief Executive Officer	(Signed) MARTIN R. ROWLEY President

On behalf of the Board of Directors

(Signed) CHRISTOPHER LEMON Director	(Signed) SHARON LOUNG Director

The Depositary for the Offer is:

By Mail	By Registered Mail, Hand or Courier

P.O. Box 7021 31 Adelaide Street East Toronto, ON M5C 3H2 Attention: Corporate Actions	100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Attention: Corporate Actions

Toll Free (North America): 1-800-564-6253 Toll Free (Overseas): 1-514-982-7555 Email: corporateactions@computershare.com

The Information Agent for the Offer is:

Toll Free (North America): 1-866-656-4120 Outside North America Call Collect: 1-781-575-2421 Email: askus@georgeson.com

Any questions or requests for assistance or additional copies of the Notices of Variation and Extension, Offer and Circular, Letter of Transmittal or Notice of Guaranteed Delivery may be directed by Shareholders to the Depositary or the Information Agent at their respective telephone numbers and locations set out above.

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY FQM (AKUBRA) INC. AND FIRST QUANTUM MINERALS LTD. TO PURCHASE ALL THE OUTSTANDING INMET SHARES.

LETTER OF TRANSMITTAL

for Deposit of Inmet Shares and SRP Rights of

INMET MINING CORPORATION

pursuant to the Offer dated January 9, 2013, as amended by the Notices of Variation and Extension dated

February 8, 2013, February 27, 2013 and March 11, 2013

made by

FQM (Akubra) Inc.,

a direct wholly-owned subsidiary of First Quantum Minerals Ltd.

and

THE ORIGINAL OFFER HAS BEEN AMENDED AND EXTENDED, AND IS NOW OPEN FOR ACCEPTANCE UNTIL 11:59 P.M. (EASTERN DAYLIGHT TIME) ON MARCH 21, 2013 (THE “EXPIRY TIME”), UNLESS FURTHER EXTENDED OR WITHDRAWN.

USE THIS LETTER OF TRANSMITTAL IF:

(1) YOU WISH TO ACCEPT THE OFFER AND ARE DEPOSITING CERTIFICATE(S) REPRESENTING INMET SHARES;

(2) YOU ARE ACCEPTING THE OFFER USING THE PROCEDURES FOR BOOK-ENTRY TRANSFER WITH DTC AND DO NOT HAVE AN AGENT’S MESSAGE; OR

(3) YOU PREVIOUSLY DELIVERED A NOTICE OF GUARANTEED DELIVERY.

SHAREHOLDERS WHO ACCEPT THE OFFER THROUGH A BOOK-ENTRY TRANSFER WILL BE DEEMED TO HAVE COMPLETED AND SUBMITTED A LETTER OF TRANSMITTAL AND BE BOUND BY THE TERMS HEREOF.

This Letter of Transmittal, or a manually executed facsimile hereof, properly completed and executed, together with all other required documents, is to be used to deposit common shares of Inmet Mining Corporation (“Inmet”), including any common shares of Inmet that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the exercise, conversion or exchange of any Convertible Securities (as defined in the Offer and Circular), together with the associated rights (the “SRP Rights”) issued under the shareholder rights plan of Inmet dated November 28, 2012 (the “Shareholders Rights Plan”) (collectively, the “Inmet Shares”), under the offer dated January 9, 2013, as amended by the Notices of Variation and Extension dated February 8, 2013, February 27, 2013 and March 11, 2013 (the “Offer”) made by FQM (Akubra) Inc., a direct wholly-owned subsidiary of First Quantum Minerals Ltd. (“First Quantum”), and First Quantum (together, the “Offeror”) to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding Inmet Shares and must be received by Computershare Investor Services Inc. (the “Depositary”) at or prior to the Expiry Time at the office specified below.

Holders of Inmet Shares (the “Shareholders”) can also accept the Offer by following the procedures for book-entry transfer set forth in Section 3 of the Offer, “Manner for Acceptance – Acceptance by Book-Entry Transfer”. A Shareholder accepting the Offer by following the procedures for book-entry transfer does not need to use this Letter of Transmittal unless such Shareholder is following the procedures for book-entry transfer with DTC and does not have an accompanying Agent’s Message. Shareholders who accept the Offer through a book-entry transfer will be deemed to have completed and submitted a Letter of Transmittal and be bound by the terms hereof. Accordingly, where Inmet Shares are deposited by book-entry transfer without delivery of an executed Letter of Transmittal, unless the context otherwise requires, references herein to the “undersigned” are to the person on whose behalf that book-entry transfer is made (notwithstanding that such person has not executed a Letter of Transmittal).

Shareholders wishing to accept the Offer but whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary at or prior to the Expiry Time must deposit their Inmet Shares according to the guaranteed delivery procedure set out in Section 3 of the Offer, “Manner for Acceptance – Procedure for Guaranteed Delivery” by using the previously mailed Notice of Guaranteed Delivery (printed on yellow paper) or a manually executed facsimile thereof. See Instruction 2 herein, “Procedure for Guaranteed Delivery”.

Shareholders who have previously deposited a Letter of Transmittal (printed on blue paper) who qualify as an Eligible Holder (defined below) and who wish to make a Tax Election, must properly complete and execute this Letter of Transmittal (printed on green paper) including Block G or a manually signed facsimile thereof, and deposit it, at or prior to the Expiry Time, together with the certificate(s) representing their Inmet Shares (unless such certificate(s) have already been deposited with the Depositary) and all other required documents, at the Toronto office of the Depositary in accordance with the instructions herein. For greater certainty, if this Letter of Transmittal is not properly completed or has not been deposited with the Depositary in accordance with the instructions herein, an Eligible Holder may be deemed, in the sole discretion of the Offeror, to be ineligible to make a Tax Election. Upon a Shareholder depositing this properly completed green Letter of Transmittal with the Depositary in accordance with the instructions herein, any prior Letter of Transmittal submitted by such Shareholder will be disregarded.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. The Offer and the circular that accompanied the offer dated January 9, 2013, as amended by the Notices of Variation and Extension dated February 8, 2013, February 27, 2013 and March 11, 2013 (the “Offer and Circular”) contain important information and Shareholders are urged to read the Offer and Circular in its entirety. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer and Circular have the respective meanings ascribed thereto in the Offer and Circular.

All dollar references in this Letter of Transmittal refer to Canadian dollars, except where otherwise indicated.

The disposition of Inmet Shares under the Offer will be immediately taxable to a Shareholder who is resident in Canada for the purposes of the Income Tax Act (Canada) (the “Tax Act”) or a Shareholder who is not resident in Canada for the purposes of the Tax Act and whose Inmet Shares are “taxable Canadian property” and not “treaty-protected property” (as each term is defined in the Tax Act), unless such Shareholder receives First Quantum Shares pursuant to the Offer and such Shareholder properly completes a Tax Election form (duly executed with First Quantum) that is filed with the Canada Revenue Agency and any applicable provincial tax authority by the applicable deadline, in which case a full or partial tax deferral may be obtained. If you are a Shareholder who qualifies as an Eligible Holder (defined below) and wish to make a Tax Election (the “Rollover Option”), you may request a Tax Election Package by completing Block G in this Letter of Transmittal.

As described in detail in the Notice of Variation and Extension forming part of the Offer and Circular, the Offeror will not be responsible for the proper completion or filing of any Tax Election and an Eligible Holder electing the Rollover Option will be solely responsible for the payment of any taxes, interest, expenses, damages or late filing penalties resulting from the failure to properly complete or file a Tax Election in the form or manner and within the time prescribed by applicable tax legislation. First Quantum agrees only to execute any properly completed Tax Election and to mail such election by the 90th day after the receipt thereof by First Quantum to the Canada Revenue Agency (and any applicable provincial tax authority) with a copy to the Eligible Holder provided that any such Tax Election is received by First Quantum within 60 days following the Expiry Date. See “Amendments to Certain Canadian Federal Income Tax Considerations” in Section 4 of the Notice of Variation and Extension dated March 11, 2013.

A Tax Election Package, consisting of the relevant federal and provincial tax election forms, may be obtained from the Depositary by checking the appropriate box in Block G in this Letter of Transmittal.

The completion of a Tax Election is complicated and Eligible Holders should consult their own legal and tax advisors in order to properly complete a Tax Election in the appropriate circumstances.

Questions or requests for assistance in accepting the Offer, completing this Letter of Transmittal and depositing Inmet Shares with the Depositary may be directed to the Information Agent and/or the Depositary. Their contact details are provided at the end of this document.

Shareholders whose Inmet Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that intermediary for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Inmet Shares under the Offer.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THE ADDRESS OF THE DEPOSITARY SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND, IF YOU ARE A U.S. SHAREHOLDER, YOU MUST ALSO COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH BELOW (SEE INSTRUCTION 8, “SUBSTITUTE FORM W-9 FOR U.S. SHAREHOLDERS ONLY”). IF YOU HAVE A U.S. ADDRESS, BUT ARE NOT A U.S. SHAREHOLDER, PLEASE SEE INSTRUCTION 8.

Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:             FQM (AKUBRA) INC.

AND TO:   FIRST QUANTUM MINERALS INC.

AND TO:   COMPUTERSHARE INVESTOR SERVICES INC., as Depositary

Upon the terms (including the right of withdrawal) and subject to the conditions of the Offer and in this Letter of Transmittal, the undersigned or the person on whose behalf the book-entry transfer is made, hereby irrevocably accepts the Offer and deposits under the Offer the Deposited Inmet Shares and, effective immediately following the time when the Offeror takes up the Deposited Inmet Shares (the “Effective Time”), irrevocably sells, assigns and transfers to the Offeror all of the right, title and interest of the undersigned in and to the Deposited Inmet Shares. The term “Deposited Inmet Shares” refers to the Inmet Shares identified below as being deposited under the Offer and benefits arising from such Deposited Inmet Shares including, without limitation, any and all distributions, dividends, payments, securities, property or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Inmet Shares or any of them on and after the date of the Offer, including, without limitation, any distributions, dividends or payments on such distributions, dividends, payments, securities, property or other interests (collectively, “Distributions”). The undersigned understands that by depositing Inmet Shares to the Offer, the undersigned will be deemed to have deposited the SRP Rights associated with the Inmet Shares. The undersigned understands that, unless waived by the Offeror, Shareholders are required to deposit one SRP Right for each Inmet Share deposited under the Offer in order to effect a valid deposit of such Inmet Share or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by the Offeror for the Inmet Shares will be allocated to the SRP Rights.

BOX 1
DESCRIPTION OF INMET SHARES DEPOSITED UNDER THE OFFER (Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)
Certificate Number(s) (if available)*	Name(s) in Which Certificate(s) is (are) Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))*	Number of Inmet Shares Represented by Certificate(s)*	Number of Inmet Shares Deposited**

TOTAL:

BOX 2

DESCRIPTION OF THE SRP RIGHTS DEPOSITED UNDER THE OFFER***

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)

(To be completed if necessary.)

Certificate Number(s) (if available)*	Name(s) in Which Certificate(s) is (are) Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))*	Number of SRP Rights Represented by Certificate(s)*	Number of SRP Rights Deposited**

TOTAL:

*	You do not need to complete these columns in respect of Inmet Shares deposited by book-entry transfer.
**

If you desire to deposit fewer than all Inmet Shares evidenced by any certificate(s) listed above, please indicate in this column the number of Inmet Shares you wish to deposit. Unless otherwise indicated, the total number of Inmet Shares evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 7 of this Letter of Transmittal, “Partial Deposits”.

***

The following procedures must be followed in order to effect the valid deposit of the SRP Rights associated with the Deposited Inmet Shares: (a) if the Separation Time under the Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Inmet, a deposit of Inmet Shares will also constitute a deposit of the associated SRP Rights; (b) if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by Inmet prior to the time Inmet Shares are deposited under the Offer, Rights Certificates representing SRP Rights equal in number to the number of Deposited Inmet Shares must be delivered with the Letter of Transmittal or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto; and (c) if the Separation Time occurs before the Expiry Time and Rights Certificates have not been distributed by the time Inmet Shares are deposited under the Offer, or the Rights Certificates have been distributed but not received by the Shareholder making the deposit, the Shareholder may deposit its SRP Rights before receiving Rights Certificates by using the guaranteed delivery procedure set out in Section 3 of the Offer, “Manner for Acceptance – Procedure for Guaranteed Delivery”. Note that, in any case, a deposit of Inmet Shares constitutes an agreement by the Shareholder making the deposit to deliver Rights Certificates representing SRP Rights equal in number to the number of Deposited Inmet Shares by the Shareholder, or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto, on or before the third trading day on the TSX after the date, if any, that Rights Certificates are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the Shareholder making the deposit, prior to taking up the Deposited Inmet Shares by the undersigned for payment pursuant to the Offer, Rights Certificates (or, if available, a Book-Entry Confirmation) from the Shareholder representing SRP Rights equal in number to the Inmet Shares deposited by the Shareholder.

BOX 3
ELECTION FOR CASH, SHARES OR CASH AND SHARES

Under the Offer, the undersigned may elect the Cash Alternative (as defined in the Offer and Circular) OR the Share Alternative (as defined in the Offer and Circular) OR the Cash and Share Alternative (as defined in the Offer and Circular) with respect to all of the Deposited Inmet Shares under the Offer with this Letter of Transmittal or book-entry transfer, as applicable. The undersigned hereby elects as follows:

☐       CASH ALTERNATIVE

Shareholders that check this box will receive $72.00 in cash for each Inmet Share deposited under the Offer (subject to proration on the terms as described in the Offer and Circular).

OR

☐       SHARE ALTERNATIVE

Shareholders that check this box will receive 3.2967 First Quantum Shares for each Inmet Share deposited under the Offer (subject to proration on the terms as described in the Offer and Circular).

OR

☐       CASH AND SHARE ALTERNATIVE

Shareholders that check this box will receive $36.00 in cash plus 1.6484 First Quantum Shares for each Inmet Share deposited under the Offer (subject to proration on the terms as described in the Offer and Circular).

If the undersigned fails to elect the Cash Alternative, the Share Alternative or the Cash and Share Alternative in this Letter of Transmittal, the undersigned will be deemed to have elected the Cash Alternative for all of the Deposited Inmet Shares.

No fractional First Quantum Shares will be issued pursuant to the Offer. In lieu of fractional First Quantum Shares, a Shareholder accepting the Offer who would otherwise receive a fraction of a First Quantum Share will receive a cash payment determined on the basis of $21.84 for each whole First Quantum Share.

If a Shareholder delivered a Notice of Guaranteed Delivery in respect of Inmet Shares deposited with this Letter of Transmittal, the election (or deemed election) made in that Notice of Guaranteed Delivery as to the consideration to be received under the Offer will supersede any election made in this Letter of Transmittal. See Instruction 2 below, “Procedure for Guaranteed Delivery”.

The undersigned hereby acknowledges receipt of the Offer and Circular and acknowledges that there will be a binding agreement between the undersigned and the Offeror effective immediately following the time at which the Offeror takes up such Deposited Inmet Shares, in accordance with the terms and conditions of the Offer and the Letter of Transmittal.

The undersigned represents and warrants that:

(a)	the undersigned has received the Offer and Circular;

(b)

the undersigned, or the person on whose behalf a book-entry transfer is made, has full power and authority to deposit, sell, assign and transfer the Deposited Inmet Shares and all rights and benefits arising from such Deposited Inmet Shares including, without limitation, any Distributions;

(c)	the undersigned, or the person on whose behalf a book-entry transfer is made, owns the Deposited Inmet Shares and any Distributions deposited under the Offer;

(d)

the Deposited Inmet Shares and Distributions deposited under the Offer have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Inmet Shares or Distributions deposited under the Offer, to any person;

(e)	the deposit of the Deposited Inmet Shares and Distributions complies with applicable Laws; and

(f)

when the Deposited Inmet Shares are taken up and paid for by the Offeror, the Offeror will acquire good title thereto (and to any Distributions), free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

The undersigned acknowledges that under certain circumstances the Offeror may, among other things, (i) extend, vary or terminate the Offer (see Section 5 of the Offer, “Extension, Variation or Change to the Offer”), or (ii) make such adjustments as it considers appropriate to the consideration payable by the Offeror under the Offer and other terms of the Offer to reflect any changes on or after the date of the Offer in the Inmet Shares or Inmet’s capitalization (see Section 9 of the Offer, “Changes in Capitalization of Inmet; Adjustments; Liens”). In addition, the undersigned acknowledges that if, on or after the date of the Offer, Inmet should declare, set aside or pay any Distributions that are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of the Offeror or its nominee or transferee on the securities registers maintained by or on behalf of Inmet in respect of Inmet Shares, then the Offeror may reduce the consideration payable under the Offer or the undersigned may be required to promptly transfer to the Offeror such Distributions, all in accordance with the terms of the Offer (see Section 9 of the Offer, “Changes in Capitalization of Inmet; Adjustments; Liens”).

The undersigned irrevocably constitutes and appoints, effective at and after the Effective Time, each director and officer of the Offeror, and any other person designated by the Offeror, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Deposited Inmet Shares (which Deposited Inmet Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Inmet Purchased Securities”) with respect to such Inmet Purchased Securities, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)

to register or record the transfer and/or cancellation of such Inmet Purchased Securities to the extent consisting of securities on the appropriate securities registers maintained by or on behalf of Inmet;

(b)

for so long as any such Inmet Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by the Offeror, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Inmet Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Inmet Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Inmet;

(c)

to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

(d)	to exercise any other rights of a Shareholder with respect to such Inmet Purchased Securities, all as set out in the Letter of Transmittal.

Effective at and after the Effective Time, the undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Inmet Shares or any Distributions. Such depositing Shareholder agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Inmet Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Inmet Shares are not taken up and paid for under the Offer or are withdrawn in accordance with Section 7 of the Offer, “Withdrawal of Deposited Inmet Shares”.

The undersigned also agrees following the Effective Time not to vote any of the Inmet Purchased Securities at any meeting (whether annual, special or otherwise or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Inmet and, except as may otherwise be agreed with the Offeror, not to exercise any of the other rights or privileges attached to the Inmet Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Inmet Purchased Securities, and agrees to designate or appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder of the Inmet Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Inmet Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

The undersigned covenants to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Inmet Purchased Securities to the Offeror. Each authority therein conferred or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of such Shareholder and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the Shareholder and all obligations of the Shareholder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Shareholder.

The Depositary will act as the agent of the persons who have deposited Inmet Shares under the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such persons. Receipt by the Depositary of the share certificates and/or cash representing the consideration under the Offer shall be deemed to constitute receipt of payment by persons depositing Inmet Shares under the Offer.

All payments under the Offer will be made in Canadian dollars.

Settlement with each Shareholder who has deposited (and not withdrawn) Inmet Shares under the Offer that have been taken up and accepted for payment will be made by the Depositary issuing or causing to be issued a cheque (except for payments in excess of $25 million, which will be made by wire transfer (as described below)) payable in Canadian funds and, if applicable, delivering or causing to be delivered certificates representing First Quantum Shares (or, in the case of Inmet Shares deposited by book-entry transfer, credit of First Quantum Shares), in the amounts to which the person depositing Inmet Shares is entitled. Unless otherwise directed in this Letter of Transmittal, the certificate representing First Quantum Shares (or, in the case of Inmet Shares deposited by book-entry transfer, the credit of First Quantum Shares) and/or the cheque will be issued in the name of the registered holder of the Inmet Shares so deposited. Unless the person depositing the Inmet Shares instructs the Depositary to hold the certificate and/or the cheque for pick-up by checking the appropriate box (Block D) in this Letter of Transmittal, the certificate and/or the cheque will be forwarded by first class mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the certificate and/or the cheque will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of Inmet. Certificates and/or cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Laws, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder. The undersigned further understands and acknowledges that under no circumstances will any interest accrue or any amount be paid by the Offeror or the Depositary by reason of any delay in exchanging Inmet Shares or making payments for any Inmet Shares to any person on account of Inmet Shares accepted for purchase pursuant to the Offer.

Pursuant to rules of the Canadian Payments Association, a $25 million ceiling has been established on cheques, bank drafts and other paper-based payments processed through Canada’s clearing system. As a result, any payment to the undersigned in excess of $25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association. Accordingly, settlement with the undersigned involving a payment in excess of $25 million, if applicable, will be made only in accordance with wire transfer instructions provided by the undersigned to the Depositary in writing. In the event wire transfer instructions are required as set out above, the Depositary will contact the undersigned promptly following the Expiry Time for purposes of obtaining wire transfer instructions. Any delay in payment by the Depositary resulting from the provision by the undersigned of wire transfer instructions will not entitle the undersigned to interest or other compensation in addition to the amounts to which the undersigned is entitled pursuant to the Offer.

Any Deposited Inmet Shares that are not taken up and paid for by the Offeror pursuant to the terms and conditions of the Offer for any reason, will be returned, at the expense of the Offeror, to the depositing Shareholder as soon as practicable following the Expiry Time or any withdrawal of the Offer, by either (i) sending certificates representing the Inmet Shares not purchased by first-class insured mail to the address of the depositing Shareholder specified in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities register maintained by or on behalf of Inmet, or (ii) in the case of Inmet Shares deposited by book-entry transfer of such Inmet Shares pursuant to the procedures set out in Section 3 of the Offer, “Manner for Acceptance – Acceptance by Book-Entry Transfer”, such Inmet Shares will be credited to the depositing Shareholder’s account maintained with CDS or DTC, as applicable.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Inmet Shares directly with the Depositary.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une letter d’envoi en langue anglaise par le soussigné, le soussigné est réputé avoir requis que tout contrat attesté par l’offre et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

BLOCK A REGISTRATION AND PAYMENT INSTRUCTIONS ISSUE CHEQUE/FIRST QUANTUM SHARES IN THE NAME OF: (please print or type)	BLOCK B DELIVERY INSTRUCTIONS SEND CHEQUE/ FIRST QUANTUM SHARES (Unless Block D is checked) TO: ☐ Same as address in Block A (check box) or to:

(Name)	(Name)

(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal (or Zip) Code)	(Country and Postal (or Zip) Code)

(Telephone — Business Hours)	(Telephone — Business Hours)

(Tax Identification, Social Insurance or Social Security Number)	(Tax Identification, Social Insurance or Social Security Number)
* The delivery instructions given in this Block B will also be used to return certificate(s) representing Deposited Inmet Shares if required for any reason.

BLOCK C

TAXPAYER IDENTIFICATION NUMBER

U.S. residents/citizens must provide their

Taxpayer Identification Number

(Taxpayer Identification Number)

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, in order to avoid backup withholding you must complete the Substitute Form W-9 included below, or otherwise provide certification that you are exempt from backup withholding. If you are not a U.S. Shareholder, but have a U.S. address, you must provide a completed U.S. Internal Revenue Service Form W-8 in order to avoid backup withholding. See Instruction 8, “Substitute Form W-9 for U.S. Shareholders Only” for further details.

BLOCK D SPECIAL PICK-UP INSTRUCTIONS ☐ HOLD CHEQUE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED (check box)

BLOCK E
DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY
☐ CHECK HERE IF INMET SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder

Date of Execution of Notice of Guaranteed Delivery

Window Ticket Number (if any)

Name of Institution which Guaranteed Delivery

BLOCK F
U.S. SHAREHOLDERS — TAX

INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:

☐ The person signing this Letter of Transmittal represents that it is not a U.S. Shareholder, is not acting on behalf of a U.S. Shareholder and does not have a U.S. address; or

☐ The person signing this Letter of Transmittal represents that it is a U.S. Shareholder, is acting on behalf of a U.S. Shareholder or has a U.S. address.

IF YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER, THEN IN ORDER TO AVOID BACK-UP WITHHOLDING YOU MUST COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN INSTRUCTION 8 BELOW. IF YOU REQUIRE A FORM W-8, PLEASE CONTACT THE INFORMATION AGENT AND/OR THE DEPOSITARY.

BLOCK G
SECTION 85 ROLLOVER OPTION ELECTION

As described in Section 4 of the Notice of Variation and Extension dated March 11, 2013 forming part of the Offer and Circular, “Amendments to Certain Canadian Federal Income Tax Considerations”, an Eligible Holder (as defined below) who elects the Rollover Option, and who receives First Quantum Shares as partial consideration for such holder’s Inmet Shares, may obtain a full or partial tax deferral in respect of the disposition of Inmet Shares as a consequence of filing with the Canada Revenue Agency (and, where applicable, with a provincial tax authority) a joint election made by the Eligible Holder and First Quantum (the “Tax Election”) under subsection 85(1) or (2) of the Tax Act and the corresponding provisions of any applicable provincial tax legislation.

An “Eligible Holder” means a beneficial owner of Common Shares who is (a) a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty or convention and who is not exempt from tax on income under the Tax Act, or (b) a non-resident of Canada for the purposes of the Tax Act and any applicable income tax treaty or convention, whose Common Shares constitute “taxable Canadian property” (as defined by the Tax Act) and who is not exempt from Canadian tax in respect of any gain realized on the disposition of the Common Shares by reason of an exemption contained in an applicable income tax treaty or convention, or (c) a partnership if one or more members of the partnership are described in (a) or (b).

Eligible Holders should consult their own advisors as to whether they should make the Tax Election and (if so) the procedure for doing so. It is the Eligible Holder’s responsibility to take the steps required to make a valid Tax Election.

The joint Tax Election can only be made by a beneficial owner of Inmet Shares who is an Eligible Holder, and who receives First Quantum Shares as partial consideration for such holder’s Deposited Inmet Shares. No joint Tax Election will be made with any other persons. With the exception of execution of the election by First Quantum, compliance with the requirements for a valid election will be the sole responsibility of the Eligible Holder making such election.

By checking the box below to elect the Rollover Option, the undersigned (i) represents that the beneficial owner of the Deposited Inmet Shares is an Eligible Holder, and (ii) agrees and acknowledges that it is the Eligible Holder’s responsibility to do all things necessary to comply with the requirements for a valid Tax Election.

☐       Check here if the beneficial owner of the Deposited Inmet Shares (i) is an Eligible Holder and (ii) wishes to elect the Rollover Option in order to make a joint tax election with First Quantum under subsection 85(1) or (2) of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Eligible Holders who check this box and submit this Letter of Transmittal will receive a Tax Election Package setting out procedures for completing the information that must be provided no later than 90 days after the Expiry Time.

SHAREHOLDER SIGNATURE

By signing below, the undersigned expressly agrees to the terms and conditions set forth above.

This Letter of Transmittal must be signed below by the registered Shareholder(s) exactly as name(s) appear(s) on the certificates representing the Deposited Inmet Shares or SRP Rights, or on a security position listing or by person(s) authorized to become registrant holder(s) by certificates and documents transmitted herewith, or, pursuant to Instruction 4, by a fiduciary or authorized representative.

BLOCK H SIGNATURE GUARANTEE
Signature guaranteed by (if required under Instruction 3):	Dated:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see Instructions 2, 3 and 4)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile number of Shareholder or Authorized Representative

(Tax Identification, Social Insurance or Social Security Number)

SUBSTITUTE FORM W-9
TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE FORM W-9 Payer’s Request for Taxpayer Identification Number and Certification

Part 1 — Taxpayer Identification Number (“TIN”) — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see “Obtaining a Number” in the W-9 Guidelines included with this form.) CERTIFY BY SIGNING AND DATING BELOW.

Note: If the account is in more than one name, see the chart in the enclosed W-9 Guidelines to determine which number to give the payer.

Social Security Number(s) (If awaiting TIN, write “Applied For”) OR Employer Identification Number(s) (If awaiting TIN, write “Applied For”)

Part 2 — For payees exempt from backup withholding, please write “Exempt” here (see W-9 Guidelines):
Name

Business Name
Please Check Appropriate box for U.S. tax:

☐ Individual/Sole Proprietor ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/Estate
☐	Limited liability company (Enter the tax classification: S = S corporation; C = corporation; P = partnership)
☐	Other

Address

City	State	Zip Code

Part 3 — Certification — Under penalties of perjury, I certify that:

(1)	The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me);

(2)

I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)	I am a U.S. citizen or other U.S. person (defined below).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

Signature Date , 2013

NOTE: FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A U.S.$50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING ON THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE OFFER. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED “GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9” THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE “APPLIED FOR” IN PART 1 OF SUBSTITUTE FORM W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, a portion of the gross proceeds of such payment made to me may be withheld.

Signature Date , 2013

DEFINITION OF A U.S. PERSON: For federal income tax purposes, you are considered a U.S. person if you are (1) an individual who is a U.S. citizen or U.S. resident alien; (2) a partnership or corporation created or organized in the United States or under the laws of the United States; (3) an estate (other than a foreign estate); or (4) a domestic trust (as defined in Treasury Regulations section 301.7701-7).

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)

This Letter of Transmittal, or a manually executed facsimile hereof, properly completed and executed, with the signature(s) guaranteed if required by Instruction 3 below, together with accompanying certificate(s) representing the Deposited Inmet Shares and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed before the Expiry Time, the Rights Certificates(s) representing the deposited SRP Rights (or, alternatively, Book-Entry Confirmation with respect thereto) and all other documents required by the terms of the Offer and this Letter of Transmittal must be physically received by the Depositary at its office specified in this Letter of Transmittal at or prior to the Expiry Time, unless the Offer is extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b)

The method of delivery of certificates representing Inmet Shares and, if applicable, Rights Certificates (or a Book-Entry Confirmation, as applicable), the Letter of Transmittal, the Notice of Guaranteed Delivery and all other documents is at the option and risk of the person depositing such documents. The Offeror recommends that certificates, the accompanying Letter of Transmittal, the Notice of Guaranteed Delivery and any other documents be delivered by hand to the Depositary and that a receipt be obtained for their deposit. If the documents are mailed, the Offeror recommends that registered mail with return receipt or acknowledgement of receipt be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary on or prior to such time. Delivery will only be effective upon actual physical receipt by the Depositary.

(c)

Shareholders whose Inmet Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that intermediary for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Inmet Shares under the Offer.

2.	Procedure for Guaranteed Delivery

If a Shareholder wishes to accept the Offer and deposit Inmet Shares pursuant to the Offer and (i) the certificate(s) representing such Shareholder’s Inmet Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificates, the Letter of Transmittal and all other required documents to the Depositary by the Expiry Time; or (iii) such Shareholder cannot comply with the procedures for book-entry transfer on a timely basis, those Inmet Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

(a)	such deposit is made only at the principal office of the Depositary in Toronto, Ontario by or through an Eligible Institution;

(b)

a properly completed and duly executed Notice of Guaranteed Delivery printed on yellow paper (or a manually signed facsimile) is received by the Depositary at its principal office in Toronto, Ontario at or before the Expiry Time;

(c)

the certificate or certificates representing the Deposited Inmet Shares, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) in accordance with the instructions set out in the Letter of Transmittal, and other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Eastern Standard Time) on or before the third trading day on the TSX after the Expiry Date; and

(d)

in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) in accordance with the instructions set out in the Letter of Transmittal and other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Eastern Standard Time) on or before the third trading day on the TSX after Rights Certificates are distributed to Shareholders.

The Notice of Guaranteed Delivery must be delivered by mail, hand or courier or transmitted by electronic facsimile to the Depositary only at its principal office in Toronto, Ontario at or prior to the Expiry Time and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Inmet Shares and, if applicable, SRP Rights and all other required documents to an address or transmission by facsimile to facsimile number other than those specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

An “Eligible Institution” means a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority, Inc. or banks and trust companies in Canada or the United States.

3.	Signatures

This Letter of Transmittal must be completed and executed by the Shareholder accepting the Offer described above or by such Shareholder’s duly authorized representative (in accordance with Instruction 4).

(a)

If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond exactly with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such certificate(s) are owned of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

(b)

If this Letter of Transmittal is executed by a person other than the registered holder(s) of the certificate(s) deposited herewith, or if the cheque(s) is (are) to be issued or delivered to a person other than the registered holder(s), or if the certificate(s) representing Inmet Shares in respect of which the Offer is not being accepted is (are) to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the securities register maintained by or on behalf of Inmet:

(i)	the accompanying certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s);

(ii)

the signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s); and

(iii)

such signature(s) must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

4.	Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered holder(s) of Inmet Share certificate(s) deposited herewith , or if the cheque(s) is (are) to be issued or delivered to a person other than the registered holder(s), or if the certificate(s) representing Inmet Shares in respect of which the Offer is not being accepted is (are) to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the securities register maintained by or on behalf of Inmet, such signatures must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any share certificate or share transfer power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of such person’s authority to act. Either the Offeror, at its sole discretion, or the Depositary, at its sole discretion, may require additional evidence of authority or additional documentation.

6.	Delivery Instructions

If any cheque(s) or certificate(s) representing First Quantum Shares is (are) to be sent to or, in respect of partial deposits of Inmet Shares, certificates representing Inmet Shares are to be returned to, someone at an address other than the address of the Shareholder as it appears in Block A on this Letter of Transmittal, then Block B on this Letter of Transmittal should be completed. If Block B is not completed, any cheque(s) or certificate(s) will be mailed to the depositing Shareholder at the address of such Shareholder as it appears in Block A or, if no address is provided in Block A, then it will be mailed to the address of such Shareholder as it appears on the securities register maintained by or on behalf of Inmet. Any cheque(s) or certificate(s) mailed in accordance with the terms of the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

7.	Partial Deposits

If less than the total number of Inmet Shares evidenced by any certificate(s) submitted is to be deposited, fill in the number of Inmet Shares to be deposited in the appropriate space in Box 1 on this Letter of Transmittal. In such case, new certificate(s) for the number of Inmet Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time (unless such holder completes Block B on this Letter of Transmittal). The total number of Inmet Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated. Note that this Instruction is not applicable to holders who deposit their Inmet Shares by book-entry transfer.

8.	Substitute Form W-9 for U.S. Shareholders Only

United States federal income tax law generally requires a U.S. Shareholder who receives cash in exchange for Inmet Shares to provide the Depositary with its correct Taxpayer Identification Number (“TIN”), which, in the case of a Shareholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption from backup withholding, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding on the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by timely filing a U.S. tax return.

To prevent backup withholding, each U.S. Shareholder must provide its correct TIN by completing the “Substitute Form W-9” set forth in this document, which requires the Shareholder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such Shareholder is awaiting a TIN); (2) that (i) the Shareholder is exempt from backup withholding; (ii) the Shareholder has not been notified by the Internal

Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notified the Shareholder that he is no longer subject to backup withholding; and (3) that the Shareholder is a U.S. person for U.S. federal income tax purposes (including a U.S. resident alien).

Exempt holders (including, among others, all C corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write “Exempt” in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the “W-9 Guidelines”) for additional instructions.

If Inmet Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write “Applied For” in the space for the TIN in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold a portion of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary.

If a Shareholder has a U.S. address, but is not a U.S. Shareholder, such holder is required to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

A SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING ON THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY TIMELY FILING A TAX RETURN WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER THE U.S. INTERNAL REVENUE CODE; (B) THESE DISCUSSIONS WERE WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE OFFER; AND (C) EACH TAXPAYER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR BASED ON ITS PARTICULAR CIRCUMSTANCES.

9.	Currency of Payment

All amounts payable under the Offer will be paid in Canadian dollars.

10.	Miscellaneous

(a)

If the space in Box 1 of this Letter of Transmittal is insufficient to list all certificates for Inmet Shares, additional certificate numbers and number of Inmet Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Inmet Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)

No alternative, conditional or contingent deposits will be accepted and no fractional Inmet Shares will be purchased. All depositing Shareholders by execution of this Letter of Transmittal, or a manually executed facsimile copy hereof, waive any right to receive any notice of the acceptance of Deposited Inmet Shares for payment, except as required by applicable Laws.

(d)

The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

(e)	The Offeror will not pay any fees or commissions to any stockbroker, dealer or other person for soliciting deposits of Inmet Shares under the Offer.

(f)	Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

(g)

All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Deposited Inmet Shares, including the propriety and effect of the execution of the Letter of Transmittal, will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the Laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Inmet Shares. There shall be no obligation on the Offeror, the Depositary, or any other person to give notice of any defect or irregularity in acceptance and no liability shall be incurred or suffered by any of them to any person for failure to give such notice. The Offeror’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set out in the Offer and Circular.

(h)

Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary at its address specified in this Letter of Transmittal.

11.	Lost Certificates

If a certificate representing Inmet Shares has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss and providing your telephone number, to the Depositary at its office specified in this Letter of Transmittal. The Depositary will forward such letter to Inmet’s registrar and transfer agent so that the registrar and transfer agent may provide replacement instructions. If a certificate representing Inmet Shares has been lost, stolen, destroyed, mutilated or mislaid, the foregoing action must be taken sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the Inmet Shares represented by the replacement certificate to be deposited under the Offer at or prior to the Expiry Time.

12.	Assistance

Questions or requests for assistance in accepting the Offer, completing this Letter of Transmittal and depositing the Inmet Shares with the Depositary may be directed to the Information Agent and/or the Depositary. Their contact details are provided at the end of this document.

FOR U.S. SHAREHOLDERS ONLY

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

For This Type of Account:	Give Name and Taxpayer Identification Number of
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
b. So-called trust account that is not a legal or valid trust under state law	The actual owner(1)
c. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Treasury Regulation section 1.671-4(b)(2)(i)(A))	The grantor
d. Grantor trust filing under Form 1041 Filing Method or Optional Form 1099 Filing Method 2 (see Treasury Regulation section 1.671-4(b)(2)(i)(B))	The trust
5. Sole proprietorship or a disregarded entity	The owner(3)
6. A valid trust, estate, or pension trust	The legal entity(4)
7. Corporation (or LLC electing corporate status on Form 8832 or Form 2553)	The corporation
8. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
9. Partnership or multi-member LLC treated as a partnership	The partnership
10. A broker or registered nominee	The broker or nominee
11. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.
(2)	Circle the minor’s name and furnish the minor’s social security number.
(3)

You must show your individual name, but you may also enter your business or “doing business as” name on the second name line. You may use either your social security number or your employer identification number (if you have one).

(4)

List first and circle the name of the trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title).

NOTE: IF NO NAME IS CIRCLED WHEN THERE IS MORE THAN ONE NAME LISTED, THE NUMBER WILL BE CONSIDERED TO BE THAT OF THE FIRST NAME LISTED.

Obtaining a Number

If you do not have a taxpayer identification number, you may apply for one. To apply for a social security number, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration Office or online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can find information about applying for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-829-3676.

Note: Writing “Applied For” on the form means that you have already applied for a TIN or that you intend to apply for one soon. As soon as you receive your TIN, complete another Substitute Form W-9, include your TIN, sign and date the form, and give it to the payer.

Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding for this purpose include:

(i)

An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7) if the account satisfies the requirements of Section 401(f)(2);

(ii)

The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing;

(iii)	An international organization or any agency or instrumentality thereof;

(iv)	A foreign government and any political subdivision, agency or instrumentality thereof;

(v)	A C corporation;

(vi)	A financial institution;

(vii)	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States;

(viii)	A real estate investment trust;

(ix)	A common trust fund operated by a bank under Section 584(a);

(x)	An entity registered at all times during the tax year under the Investment Company Act of 1940;

(xi)	A futures commission merchant registered with the Commodity Futures Trading Commission; and

(xii)	A foreign central bank of issue.

Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. TO FILE THIS FORM WITH THE DEPOSITARY, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE DEPOSITARY.

PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold a portion of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to the payer. Certain penalties may also apply.

Penalties

(1)

Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your taxpayer identification number to a payer, you may be subject to a penalty of U.S.$50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2)

Civil Penalty for False Information With Respect to Withholding. — If you make a false statement with no reasonable basis that results in no backup withholding, you may be subject to a U.S.$500 penalty.

(3)	Criminal Penalty for Falsifying Information. — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION, CONTACT YOUR TAX ADVISOR OR THE INTERNAL REVENUE SERVICE.

The Depositary for the Offer is:

By Mail P.O. Box 7021 31 Adelaide Street East Toronto, ON M5C 3H2 Attention: Corporate Actions	By Registered Mail, Hand or Courier 100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Attention: Corporate Actions

Toll Free (North America): 1-800-564-6253

Toll Free (Overseas): 1-514-982-7555

Email: corporateactions@computershare.com

The Information Agent for the Offer is:

Toll Free (North America): 1-866-656-4120

Outside North America Call Collect: 1-781-575-2421

Email: askus@georgeson.com

Any questions or requests for assistance or additional copies of the Offer and Circular or this Letter of Transmittal may be directed by Shareholders to the Depositary or the Information Agent at their respective telephone numbers and locations set out above.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

The following information is applicable to the Registrant.

Indemnification of Directors and Officers

Section 21.3 of the Registrant’s Articles provides that subject to the Business Corporations Act (British Columbia) (the “Act”), the Registrant may indemnify any person.

Section 160 of the Act, which governs the Registrant, provides that the Registrant may, indemnify an individual who is or was a director or officer of the Registrant, is or was a director or officer of another corporation (i) at a time when the corporation is or was an affiliate of the Registrant, or (ii) at the request of the Registrant, or at the request of the Registrant, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity and, except in sections 163(1)(c) and (d) and section 165 referred to below, the heirs and personal and other legal representatives of that individual (an “Eligible Party”), against all eligible penalties to which the Eligible Party is or may be liable and, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an Eligible Party in respect of that proceeding. Section 161 of the Act provides that after the final disposition of an eligible proceeding, the Registrant must pay the expenses actually and reasonably incurred by the Eligible Party in respect of that proceeding if the Eligible Party (i) has not been reimbursed for those expenses, and (ii) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.

“associated corporation” is any corporation or entity referred to in the foregoing definition of Eligible Party.

“eligible penalty” means a judgment, penalty or fine awarded in or imposed in, or an amount paid in settlement of, an eligible proceeding.

“eligible proceeding” includes a proceeding in which the Eligible Party, by reason of an Eligible Party (other than such heirs and personal and other legal representatives) being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Registrant or an associated corporation is or may be joined as a party, or is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

“expenses” includes costs, charges and expenses, including legal or other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding.

“proceedings” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

Section 162(1) of the Act provides that the Registrant may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an Eligible Party in respect of that proceeding. However, section 162(2) provides that the Registrant must not make the payments referred to in section 162(1) unless the Registrant first receives from the Eligible Party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by section 163, the Eligible Party will repay the amounts advanced.

Section 163(1) of the Act provides that the Registrant must not indemnify or pay the expenses as described in the foregoing paragraphs, if any of the following circumstances applies:

(a) if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the Registrant was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(b) if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the Registrant is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(c) if, in relation to the subject matter of the eligible proceeding, the Eligible Party did not act honestly and in good faith with a view to the best interests of the Registrant or the associated corporation, as the case may be;

(d) in the case of an eligible proceeding other than a civil proceeding, if the Eligible Party did not have reasonable grounds for believing that the Eligible Party’s conduct in respect of which the proceeding was brought was lawful.

In addition section 163(2) of the Act provides that if an eligible proceeding is brought against an Eligible Party by or on behalf of the Registrant or by or on behalf of an associated corporation, the Registrant must not (i) indemnify the Eligible Party against eligible penalties or (ii) pay the expenses described in the foregoing paragraphs.

Section 164 of the Act provides that, despite the foregoing provisions, on the application of the Registrant or an Eligible Party, the Supreme Court of British Columbia may do one or more of the following:

(a) order the Registrant to indemnify an Eligible Party against any liability incurred in respect of an eligible proceeding;

(b) order the Registrant to pay some or all of the expenses incurred in respect of an eligible proceeding;

(c) order the enforcement of, or any payment under, an agreement of indemnification entered into by the Registrant;

(d) order the Registrant to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under section 164;

(e) make any other order the court considers appropriate.

Section 165 of the Act provides that the Registrant may purchase and maintain insurance for the benefit of an Eligible Party or the heirs and personal or other legal representatives of the Eligible Party against any liability that may be incurred by reason of the Eligible Party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Registrant or an associated corporation.

As contemplated by Section 165 of the Act, the Registrant has purchased insurance against potential claims against the directors or officers of the Registrant and against loss for which the Registrant may be required or permitted by law to indemnify such directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Exhibits

The following exhibits have been filed as part of this Form F-80:

Exhibit Number	Description

3.1*	The material change report of First Quantum dated January 13, 2012 in respect of the announcement of First Quantum reaching an agreement with Eurasian Natural Resources Corporation Plc to dispose of First Quantum’s residual DRC assets, namely the Kolwezi Project, the Frontier Mine and the Lonshi Mine, and settle all claims in relation to its DRC operations.

3.2*	The annual audited consolidated financial statements of First Quantum as at and for the financial year ended December 31, 2011, together with the notes thereto and the auditors’ report thereon.

3.3*	The management discussion and analysis of financial condition and results of operations of First Quantum dated March 6, 2012 for the financial year ended December 31, 2011.

3.4*	The material change report of First Quantum dated March 12, 2012 in respect of First Quantum closing the sale of its residual DRC assets, namely the Kolwezi Project, the Frontier Mine and the Lonshi Mine, to Eurasian Natural Resources Corporation Plc and finalizing the settlement of all claims in relation to its DRC operations.

3.5*	The annual information form of First Quantum dated March 31, 2012 for the year ended December 31, 2011.

3.6*	The management information circular of First Quantum dated April 5, 2012 in respect of the annual meeting of shareholders of First Quantum held on May 9, 2012.

3.7*	The material change report of First Quantum dated September 27, 2012 in respect of First Quantum’s offering of US$350 million of senior notes due 2019.

3.8*	The unaudited interim comparative consolidated financial statements of First Quantum as at and for the three and nine months ended September 30, 2012.

3.9*	The management discussion and analysis of financial condition and results of operations of First Quantum for the three and nine months ended September 30, 2012.

3.10*	The material change report of First Quantum dated December 19, 2012 in respect of the announcement made by First Quantum of its intention to make an offer to acquire all of the outstanding Inmet Shares for consideration of $72.00 per Inmet Share in cash and/or First Quantum Shares.

3.11	The annual audited consolidated financial statements of First Quantum as at and for the financial year ended December 31, 2012, together with the notes thereto and the auditors’ report thereon.

3.12	The management discussion and analysis of financial condition and results of operations of First Quantum dated March 5, 2013 for the financial year ended December 31, 2012.

4.1*	Consent of PricewaterhouseCoopers LLP.

*	Previously filed with the Registrant’s Form F-80 (Commission File No. 333- 185937) filed with the U.S. Securities and Exchange Commission on January 9, 2013.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1.	Undertakings

(a) The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-80 or to transactions in said securities.

(b) The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form.

Item 2.	Consent to Service of Process

(a) Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Not applicable

(c) Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Canada, on the 11th day of March 2013.

FIRST QUANTUM MINERALS LTD.

By:	/s/ Philip K. R. Pascall
Philip K. R. Pascall
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

First Quantum Minerals Ltd.

Signature	Title	Date

*	Chairman, Chief Executive Officer, Director (Principal Executive Officer)	March 11, 2013
Philip K. R. Pascall

*	Chief Financial Officer (Principal Financial and Accounting Officer)	March 11, 2013
Hannes Meyer

*	Executive Director Business Development, Director	March 11, 2013
Martin R. Rowley

*	Director	March 11, 2013
Andrew B. Adams

*	Director	March 11, 2013
Paul Brunner

*	Director	March 11, 2013
Peter St George

*By:	/s/ Philip K. R. Pascall
Name:	Philip K. R. Pascall
Attorney-in-fact

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the Authorized Representative has signed this Registration Statement, solely in his capacity as the duly authorized representative of First Quantum Minerals Ltd. in the United States, in the City of Newark, State of Delaware, on March 12, 2013.

PUGLISI & ASSOCIATES
(Authorized U.S. Representatives)

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director, Puglisi & Associates